

September 11, 2014

<u>Via e-mail</u>
Mr. Simon J. Misselbrook
Chief Financial Officer
Cole Real Estate Income Strategy (Daily NAV), Inc.
2325 East Camelback Road, Suite 1100
Phoenix, AZ 85016

      RE: **Cole Real Estate Income Strategy (Daily NAV), Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2013
              Filed March 28, 2014
              File No. 333-186656

Dear Mr. Misselbrook:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Results of Operations, page 60</u>

1. We note that your results of operations reflect significant increases in most categories due to acquisitions during 2013. From reading your results of operations an investor would not be able to figure out how much of your revenue and expenses are from same store operations and how much is from acquisition and new development. It appears that nearly a third of your properties would meet the same store criteria and we believe this would be beneficial disclosure to an investor. Please tell us why you do not include disclosure of same store operations.

Note 4 – Real Estate Assets

2013 Property Acquisitions, page F-15

2. We note that during 2013, you acquired 22 properties for an aggregate of $70.5 million. We also note, from your Schedule III, that some of the properties have the same date acquired and that several were acquired within a short period of time. Please clarify if there were any transactions in which more than one property was acquired or if any transactions were similarly related. If so, please tell us how you assessed materiality and the need for financial statements pursuant to Rule 3-14 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3629 with any questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief